Item 77C. On January 12, 1998, an information statement relating to the subadvisory agreement for the Preferred Asset Allocation Fund (the "Fund") was mailed to shareholders, and shareholders constituting a majority (6,502,143.247 shares) of the outstanding securities of the Fund consented to such subadvisory agreement.